Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

BIT ORIGIN LTD

27F, Samsung Hub

3 Church Street Singapore 049483

PROXY

Solicited on Behalf of the Board of Directors for the 2025 Annual General Meeting on March 14, 2025

The undersigned hereby appoints Jinghai Jiang as the proxy with full power of substitution, to represent and to vote on behalf of the undersigned as set forth herein all the ordinary shares of Bit Origin Ltd which the undersigned is entitled to vote at the 2025 Annual General Meeting and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” Item 1, (ii) “FOR” Item 2, (iii) “FOR” Item 3, (iv) “FOR” Item 4, (v) “FOR” Item 5, (v) “FOR” Item 6, (vi) “FOR” Item 7, (vii) “FOR” Item 8, (ix) “FOR” Item 9, (x) “FOR” Item 10, and (xi) “FOR” Item 11 .

Item 1	By an ordinary resolution, to approve the re-appointment of four directors, Mr. Jinghai Jiang, Ms. Mei Yeung, Dr. Xiaping Cao, and Mr. Siyuan Zhuang, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 2

In order to adopt a dual-class share capital structure, by an ordinary resolution, conditional on Item 3 being passed, to:

(i)             re-designate all of the issued and outstanding ordinary shares of US$0.30 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of US$0.30 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)            re-designate 25,000,000 authorized but unissued Ordinary Shares into 25,000,000 class B Ordinary Shares of US$0.30 par value each, each having twenty (20) votes per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)            re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

provided that the Company shall, at the time of the above resolution, have not less than 25,000,000 authorized but unissued Ordinary Shares (the “Dual-Class Share Capital Structure”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 3	By a special resolution, conditional upon Item 2 being passed, to amend and restate the Company’s current Amended and Restated Memorandum and Articles of Association to reflect the Dual-Class Share Capital Structure by adoption of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit A to the accompanying proxy statement (the “Fourth Amended and Restated Memorandum and Articles of Association”);

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 4	By an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholders as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held After Giving Effect to Share Re-designation	Number of Shares to be Held After Giving Effect to Share Re-designation, Repurchase and Issuance
Jinghai Jiang	768,000 Ordinary Shares	768,000 Class A Ordinary Shares	768,000 Class B Ordinary Shares

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 5	By a special resolution, to amend and restate the Company’s Articles of Association to insert a new Article 37A immediately after Article 37, as follows: “37A. Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a) cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b) pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum of Association by reducing the amounts of its share capital and of its Shares accordingly.”

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 6	By a special resolution, conditional upon Items 2 and 5 being passed and subject to the confirmation by the Grand Court of the Cayman Islands, to reduce the par value of each authorized share in the capital of the Company (including all issued shares) from US$0.30 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized share capital of the Company shall be US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 7

By an ordinary resolution, conditional upon Item Six being passed, subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction and with effect immediately following the effectiveness of the Share Capital Reduction, to increase the Company’s authorized share capital from (i) US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each, to (ii) US$15,000 divided into 15,000,000,000 shares of par value US$0.000001 each, comprising of 14,250,000,000 Class A Ordinary Shares of par value US$0.000001 each and 750,000,000 Class B Ordinary Shares of par value US$0.000001 each, by:

(a)       the creation of 13,775,000,000 new Class A Ordinary Shares of par value US$0.000001 each; and

(b)       the creation of 725,000,000 new Class B Ordinary Shares of par value US$0.000001 each,

(the “Share Capital Increase”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 8	By a special resolution, conditional upon Item 6 and Item 7 being passed and subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction, the Company’s then effective Memorandum and Articles of Association be amended and restated to reflect the Share Capital Reduction and the Share Capital Increase.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 9	By an ordinary resolution, to approve a reverse stock split of all of the Company’s authorized shares (including all issued shares), at a ratio of not less than 1-for-2 and not more than 1-for-200, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such Reverse Stock Split at its discretion at any time prior to the one-year anniversary of this Annual Meeting.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 10	By a special resolution, to amend and restate the Company’s then effective Memorandum and Articles of Association to reflect the Reverse Stock Split, once implemented.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 11	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Items 1 to 10.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:

___________________________________________, 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to http://onlineproxyvote.com/BTOG/2025 at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at http://onlineproxyvote.com/BTOG/2025